Collectable Sports Assets, LLC

333 Westchester Avenue

Suite W21000

White Plains, NY 10604

November 24, 2020

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Scott Anderegg

Re:	Collectable Sports Assets, LLC
Offering Statement on Form 1-A Post-qualification Amendment No. 4 Filed November 6, 2020
File No. 024-11178

Ladies and Gentlemen:

We hereby submit the response of Collectable Sports Assets, LLC (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated November 23, 2020, providing the Staff’s comments with respect to the Company’s Post-Qualification Amendment No. 4 to Offering Statement on Form 1-A (the “Offering Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Post-Qualification Amendment No. 4 to Offering Statement on Form 1-A

Financial Statements, page F-1

1.	Please update your financial statements, and other relevant portions of your filing including your Management Discussion and Analysis of Financial Condition and Results of Operations, to provide interim financial statements, refer to Form 1-A Part F/S (b)(3) through (5).

Response: We have updated (through the filing of Post-Qualification Amendment No. 5) the Offering Statement to include our unaudited financial statements for the six months ended June 30, 2020 as well as to update our Management Discussion and Analysis of Financial Condition and Results of Operations.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (914) 372-7337 or our counsel, Gary M. Brown at (615) 664-5330.

Sincerely,

Collectable Sports Assets, LLC
By: CS Asset Manager, LLC, its managing member

By: /s/ Ezra Levine
Ezra Levine
Chief Executive Officer

cc:	Gary M. Brown